June 2, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Attention: Larry Spirgel, Assistant Director

Re:          DeVry Education Group Inc.
Form 10-K for the Year ended June 30, 2014
Filed August 27, 2014
Form 10-Q for the Quarter ended March 31, 2015
Filed May 8, 2015
Response dated May 21, 2015
File No. 1-13988

Dear Mr. Spirgel:

This letter responds to the Staff’s request received during a June 1, 2015 telephonic meeting with Carlos Pacho, Senior Assistant Chief Accountant and Ivette Leon, Assistant Chief Accountant, and was related to the response letter submitted by DeVry Education Group (“DeVry Group”) on May 21, 2015 with respect to the Staff’s comments on the above referenced filings.

The Staff requested clarification of the description of our future revenue recognition accounting policy disclosure provided in the response letter dated May 21, 2015 item #2:

Form 10-Q for the quarter ended March 31, 2015
Note 2 – Summary of Significant Accounting Policies, page 6
Revenue Recognition, page 7

We will adjust our future disclosures to clarify our policy on withdrawn student revenue. Such disclosure will read as follows:

Revenue Recognition (in part)

Estimates of DeVry Group’s expected refunds are determined at the outset of each academic term, based upon actual experience in previous terms.  Inputs to this analysis include refunds issued, withdrawal rates and historical amounts owed by students for that portion of a term that was completed. Management reassesses collectability throughout the period revenue is recognized by the DeVry Group institutions, on a student-by-student basis. This reassessment is based upon new information and changes in facts and circumstances relevant to a student's ability to pay. Management reassesses collectability when a student withdraws from the institution and has unpaid tuition charges.  Such unpaid charges do not meet the threshold of reasonably collectible and are recognized as revenue on a cash basis.

   The provisions for refund are monitored and adjusted as necessary within the term and adjusted for actual refunds issued and withdrawn student accounts receivable balances at the completion of a term.  If a student leaves school prior to completing a term, federal, state and/or Canadian provincial regulations and accreditation criteria permit DeVry Group to retain only a set percentage of the total tuition received fromsuch student, which varies with, but generally equals or exceeds, the percentage of the term completed by such student.  Payment amounts received by DeVry Group in excess of such set percentages of tuition are refunded to the student or the appropriate funding source.  All refunds are netted against revenue during the applicable academic term. Reserves related to refunds and uncollectible accounts totaled $xx.x million and $xx.x million at June 30, 20XX and 20XX, respectively.

DeVry Education Group ● 3005 Highland Parkway ● Downers Grove, IL 60515 ● 630.515.7700 ● devryeducationgroup.com

As requested by the Commission staff’s letter, DeVry Group hereby acknowledges that:

1)      DeVry Group is responsible for the adequacy and accuracy of the disclosures in the filings;
2)      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
3)      DeVry Group may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Patrick J. Unzicker, Vice President, Chief Accounting Officer and Treasurer, at (630) 515-4527 or Timothy J. Wiggins, Senior Vice President and Chief Financial Officer, at (630) 515-5894, should you have any questions regarding our responses or any related matters.

Sincerely,

DeVry Education Group Inc.

By:           /s/ Timothy J. Wiggins
Title:        Senior Vice President and Chief Financial Officer
By:           /s/ Patrick J. Unzicker
Title:       Vice President, Chief Accounting Officer and Treasurer